Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Pre-effective Amendment No. 3 to Form SB-2 of DayStar Technologies, Inc. of our report dated February 19, 2007 relating to our audits of the consolidated balance sheet of DayStar Technologies, Inc. and Subsidiary as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years ended December 31, 2006 and 2005 and for the period from July 1, 2005 (inception of the development stage) to December 31, 2006, appearing in the prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

/s/    HEIN & ASSOCIATES LLP

Denver, Colorado

October 4, 2007